UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Boardwalk Pipeline Partners, LP
(Name of Issuer)

Common Units
(Title of Class of Securities)

096627 10 4
(CUSIP Number)

Marc A. Alpert
Vice President and Secretary
Boardwalk Pipelines Holding Corp.
667 Madison Avenue
New York, New York 10065
Phone: (212) 521-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 29, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 096627 10 4

1.	Name of Reporting Person
Boardwalk Pipelines Holding Corp.

2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
250,296,782(1)

	8.	Shared Voting Power
None

	9.	Sole Dispositive Power
250,296,782(1)

	10.	Shared Dispositive Power
None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
250,296,782

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11)
100.0%(2)

14.	Type of Reporting Person
CO HC

(1)	Includes 124,710,649 Common Units that may be deemed to be beneficially owned by Boardwalk Pipelines Holding Corp. (“BPHC”) based on the right of Boardwalk GP, LP (the “General Partner”) to acquire voting and investment power over such Common Units on July 18, 2018 as a result of the Transaction (as defined in Item 4 of this statement, as amended).

(2)	Based on 250,296,782 Common Units Outstanding as of March 31, 2018.

CUSIP No. 096627 10 4

1.	Name of Reporting Person
Loews Corporation

2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
250,296,782(1)

	8.	Shared Voting Power
None

	9.	Sole Dispositive Power
250,296,782(1)

	10.	Shared Dispositive Power
None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
250,296,782

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11)
100.0%(2)

14.	Type of Reporting Person
CO HC

(1)	Includes 124,710,649 Common Units that may be deemed to be beneficially owned by Loews Corporation (“Loews”) based on the right of the General Partner to acquire voting and investment power over such Common Units on July 18, 2018 as a result of the Transaction.

(2)	Based on 250,296,782 Common Units Outstanding as of March 31, 2018.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by the addition of the following paragraph:

The Reporting Persons estimate that approximately $1.50 billion in cash will be required to acquire all of the issued and outstanding Common Units not owned by the General Partner (as defined in Item 4) or its affiliates, including related fees and expenses, pursuant to the Transaction (as defined in Item 4 of this Schedule 13D). The General Partner intends to use a cash contribution by BPHC and Loews to finance the purchase of such Common Units in the Transaction. BPHC and Loews intend to use cash on hand to fund the contribution to the General Partner.

Item 4. Purpose of Transaction

Item 4 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

As described in Item 5 of this Schedule 13D, BPHC currently beneficially owns 125,586,133 common units, or approximately 50.2%, of the Common Units of the Issuer. In addition, as described in Item 2 of this Schedule 13D, BPHC directly or indirectly owns 100% of Boardwalk GP, LP, the general partner of the Issuer (the “General Partner”), and Boardwalk GP, LLC, the general partner of the General Partner (“GPLLC”). By virtue of its ownership of the Common Units covered by this Schedule 13D and, directly and indirectly, 100% of each of the General Partner and GPLLC, BPHC has the power to elect the entire Board of Directors of GPLLC, which serves as the Issuer’s board of directors. By virtue of its ownership of 100% of BPHC, Loews has the power to elect the entire Board of Directors of, and otherwise control, BPHC. As of the date of this Amendment No. 10 to Schedule 13D, of the eight directors of GPLLC, two are executive officers of Loews, one is a Senior Adviser and former executive officer of Loews, and one is a retired executive officer of Loews.

The Reporting Persons regularly review the Issuer’s business, performance, financial condition, results of operations and anticipated future developments and prospects, as well as general economic conditions and existing and anticipated market and industry conditions and trends affecting the Issuer. The Reporting Persons regularly discuss such matters with the Issuer’s management and the Board of Directors of GPLLC, either directly or through Board participation. As a result of these or other factors and any such discussions, the Reporting Persons consider, study, formulate and actively participate in any plans or proposals regarding the Issuer, including any of the actions or transactions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Pursuant to the Issuer’s Third Amended and Restated Agreement of Limited Partnership, dated as of June 17, 2008, as amended (the “Limited Partnership Agreement”), the General Partner has the right to call and purchase all, but not less than all, of the issued and outstanding Common Units not owned by the General Partner or its affiliates (the “Subject Units”) at a formula price provided for in the Limited Partnership Agreement (and described below), if the General Partner and its affiliates own more than 50% in the aggregate of the outstanding Common Units and any other classes of limited partner interests, and the General Partner receives an opinion of counsel stating that the Issuer’s nature as a pass-through entity for tax purposes has, or will reasonably likely in the future have, a material adverse effect on the maximum applicable rate that can be charged to customers by subsidiaries of the Issuer that are regulated interstate natural gas pipelines. The foregoing purchase right by the General Partner has been included in the Limited Partnership Agreement since the time the Issuer’s Common Units were sold to the public in November 2005.

On June 29, 2018, after the General Partner received the requisite opinion of counsel and BPHC determined to cause the General Partner to exercise the purchase right under the Limited Partnership Agreement, the Issuer and Loews each issued a press release announcing that, in accordance with the terms of the Limited Partnership Agreement, the General Partner will acquire the Subject Units on July 18, 2018, at a price per Subject Unit equal to $12.06 in cash (the “Purchase Price”), without interest thereon (the “Transaction”). The Purchase Price is equal to the average of the daily closing prices per Common Unit on the New York Stock Exchange for the 180 consecutive trading days ending on June 29, 2018. A Notice of Election to Purchase will be mailed to the holders of record of Common Units, as required under the Limited Partnership Agreement.

The purpose of the Transaction is for Loews and BPHC, through their subsidiaries, to acquire all of the Common Units not already owned by Loews and BPHC and their subsidiaries. The Subject Units currently represent approximately 49.8% of the issued and outstanding Common Units. Upon the consummation of the Transaction, the General Partner will directly own approximately 49.8% of the issued and outstanding Common Units and accordingly, the Reporting Persons will increase their aggregate ownership of the Common Units from approximately 50.2% of the issued and outstanding Common Units to 100% of the issued and outstanding Common Units. Upon the consummation of the Transaction, there will be no public market for the Common Units and no holders of the Common Units other than the Reporting Persons. Following the consummation of the Transaction, the Reporting Persons intend to cause the Common Units to be delisted from the New York Stock Exchange and to terminate the registration of the Common Units under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Reporting Persons presently expect that the Subject Units will be retained following the consummation of the Transaction, at which time the Issuer will become a wholly owned indirect subsidiary of the Reporting Persons. The Reporting Persons expressly reserve the right to make any changes to their plans concerning the Issuer or the Subject Units that they deem appropriate following the Transaction, which could include the acquisition or disposition of additional securities of the Issuer, a merger, reorganization or other extraordinary transaction involving the Issuer or its subsidiaries, changes to the present board of directors or management of the Issuer, changes to the Issuer’s corporate structure, present capitalization or dividend policy and/or changes to the Limited Partnership Agreement, or other actions similar to the foregoing.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

The beneficial ownership percentage of the Reporting Persons is calculated based on 250,296,782 Common Units of the Issuer outstanding (as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended March 31, 2018).

BPHC currently has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 125,586,133 Common Units, which represent approximately 50.2% of the outstanding Common Units. By virtue of its ownership of all of the outstanding common stock of BPHC, Loews may be deemed to possess indirect beneficial ownership of the Common Units beneficially owned by BPHC and may be deemed to possess the power to vote or direct the vote and the power to dispose of or direct the disposition of the Common Units beneficially owned by BPHC. By virtue of the General Partner’s right to acquire voting and investment power over the Subject Units on July 18, 2018 pursuant to the Transaction, and by virtue of BPHC’s and Loews’s direct or indirect ownership of 100% of the General Partner, BPHC and Loews may be deemed to be the beneficial owners of the Subject Units, numbering 124,710,649 Common Units, and, together with the Common Units that BPHC and Loews may currently be deemed to beneficially own, representing 100.0% of the outstanding Common Units.

BPHC has the sole right to receive and the sole power to direct the receipt of distributions from, or the proceeds from the sale of, 125,586,133 Common Units. By virtue of its ownership of all of the outstanding common stock of BPHC, Loews may be deemed to possess indirect beneficial ownership of the Common Units beneficially owned by BPHC and may be deemed to possess the power to receive and the sole power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Units beneficially owned by BPHC. By virtue of the General Partner’s right to acquire the power to receive and the sole power to direct the receipt of distributions from the Subject Units on July 18, 2018 pursuant to the Transaction, and by virtue of BPHC’s and Loews’s direct or indirect ownership of 100% of the General Partner, BPHC and Loews may be deemed to be the beneficial owners of the Subject Units, numbering 124,710,649 Common Units, and, together with the Common Units that BPHC and Loews may currently be deemed to beneficially own, representing 100.0% of the outstanding Common Units.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

BOARDWALK PIPELINES HOLDING CORP.

Dated: June 29, 2018	By:	/s/ Marc A. Alpert
Marc A. Alpert
Vice President and Secretary

LOEWS CORPORATION

Dated: June 29, 2018	By:	/s/ Marc A. Alpert
Marc A. Alpert
Senior Vice President, General Counsel and Secretary